

February 26, 2013

<u>Via E-mail</u>
Mr. Gary S. Titus
Chief Financial Officer and
Senior Vice President, Finance
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404

Re: SciClone Pharmaceuticals, Inc.
Item 4.01 and 4.02 Form 8-K
Filed February 22, 2013
File No. 000-19825

Dear Mr. Titus:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. Please confirm that you will amend this Item 4.01 8-K to:
   - Disclose the effective date of the declination of Ernst & Young LLP as the date Ernst & Young completed its audit services for the fiscal year ending December 31, 2012, including the restatement of your financial statements for the year ended December 31, 2011, and the Company's 2012 annual report on Form 10-K has been filed; and
   - Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of declination.

2. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young, LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 if you have questions regarding the comments.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief